AB 3/17

KH 3/4

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING SECTION RECEIVED FEB 2 8 2011 WASH., D.C. 200

11017691

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-[illegible]

8-65698

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: J.W. Cole Financial, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6928 W. Linebaugh Ave, Suite 101
(No. and Street)

Tampa (City) Florida (State) 33625 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert J. Wood (813)935-6776
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baumann, Raymondo & Company PA
(Name – *if individual, state last, first, middle name*)

405 North Reo Street, Suite 200 (Address) Tampa (City) Florida (State) 33609 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION RECEIVED FEB 28 2011 BRANCH OF REGISTRATIONS AND 13 EXAMINATIONS

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/17

OATH OR AFFIRMATION

I, Robert J. Wood, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of J.W. Cole Financial, Inc., as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CAROL A MARTINEZ
MY COMMISSION # DD712133
EXPIRES September 06, 2011
FloridaNotaryService.com

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

J. W. COLE FINANCIAL, INC.

FINANCIAL STATEMENTS

together with

INDEPENDENT AUDITORS' REPORT

AND

SUPPLEMENTARY INFORMATION

DECEMBER 31, 2010

Baumann, Raymondo & Company PA

CERTIFIED PUBLIC ACCOUNTANTS

J.W. COLE FINANCIAL, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2010

TABLE OF CONTENTS

Baumann, Raymondo
& Company PA
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder
J.W. Cole Financial, Inc.
Tampa, Florida

We have audited the accompanying statement of financial condition of J.W. Cole Financial, Inc. (the "Company") as of December 31, 2010, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of J.W. Cole Financial, Inc. as of December 31, 2010 and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the Unites States of America.

Baumann, Raymondo & Company, PA

BAUMANN, RAYMONDO & COMPANY, PA
Tampa, Florida
February 21, 2011

405 North Reo Street • Suite 200 • Tampa, FL 33609
(813) 288-8826 • Fax: (813) 288-8836 • Email: cpatpa@brcpaweb.com • Internet: www.brcpaweb.com

J.W. COLE FINANCIAL, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

ASSETS		
Cash and cash equivalents	$	662,861
Deposits with clearing organizations		75,000
Commissions Receivable		226,221
Notes Receivable		65,500
Deposits		11,200
Other assets, net of accumulated amortization of $10,042		574
Property and equipment, net of accumulated depreciation of $67,854		117,971
TOTAL ASSETS	$	1,159,327

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accrued expenses	$	70,000
Retirement plan payable		85,934
Commissions payable		286,166
Total Liabilities		442,100
STOCKHOLDER'S EQUITY		
Common stock, $12.902 par value, 100 shares authorized, 77.5 shares issued and outstanding		1,000
Additional paid-in capital		76,500
Retained earnings		639,727
Total Stockholders equity		717,227
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	1,159,327

The accompanying notes are an integral part of these financial statements.

J.W. COLE FINANCIAL, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

REVENUE	
Commissions	$ 14,116,489
TOTAL REVENUE	14,116,489
OPERATING EXPENSES	
Commissions	10,586,812
Salaries and wages	2,057,256
Professional fees	180,988
Licenses, taxes - other and FINRA	238,857
Rent	126,960
Consultants	65,327
Insurance	205,795
Office supplies and miscellaneous	452,592
Computer support and technology	133,289
Depreciation and amortization	13,883
TOTAL OPERATING EXPENSES	14,061,759
OPERATING INCOME	54,730
OTHER INCOME (EXPENSE)	
Interest income	181,876
Other income	53
Gain on trading account	43,276
NET OTHER INCOME	225,205
NET INCOME	$ 279,935

The accompanying notes are an integral part
of these financial statements.

J.W. COLE FINANCIAL, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2010

	Common Stock	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	TOTAL
BALANCE, DECEMBER 31,2009	$ 1,000	$ 76,500	$ 614,792	$ 692,292
Distributions	-	-	(255,000)	(255,000)
Net income	-	-	279,935	279,935
BALANCE, DECEMBER 31, 2010	$ 1,000	$ 76,500	$ 639,727	$ 717,227

The accompanying notes are an integral part
of these financial statements.

J.W. COLE FINANCIAL, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 279,935
Adjustments to reconcile net income to net cash used by operating activities:	
Depreciation and amortization	13,883
Increase in commissions receivable	(67,900)
Decrease in prepaid expenses	4,018
Decrease in accounts payable	(8,535)
Increase in accrued expenses	58,000
Increase in retirement plan payable	9,926
Increase in commissions payable	112,335
Decrease in rent payable	(490)
Increase in notes receivable	(5,500)
Total adjustments	115,737
Net cash provided by operating activities	395,672
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchases of property and equipment	(1,164)
Net cash used in investing activities	(1,164)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Distributions	(255,000)
Net cash used in financing activities	(255,000)
NET DECREASE IN CASH	139,508
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	$ 523,353
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 662,861

The accompanying notes are an integral part of these financial statements.

NOTE A – SUMMARIES OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

The Company is a retail stock brokerage firm that clears trades through a correspondent member of the New York Stock Exchange on a fully disclosed basis. The Company is a member of the Financial Industry Regulatory Authority (FINRA). Its customers are located throughout the United States and the principal office is located in Tampa, Fl. The Company is licensed in several other states without having an office in those states.

Basis of Accounting

The accompanying financial statements have been prepared using the accrual basis of accounting whereby all revenues are recorded when earned and all expenses are recorded when incurred.

Property and Equipment

Property and Equipment are recorded at cost. Depreciation is calculated on the straight-line method over the estimated useful lives of the assets (generally three, five or seven years). The costs of replacements, renewals and repairs which neither add materially to the value of the property nor appreciably prolong its life are charged to expense as incurred.

Securities Transactions

The clearing broker required the Company to make a deposit to secure customers accounts. The amount of this deposit is $75,000. The clearing broker has custody of all customer accounts and settles transactions for the Company. The Company charges commissions for transactions and pays the clearing broker for processing the transactions. Customers' securities transactions and related commission revenues and expenses are recorded on a trade date basis.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers amounts held by financial institutions and short-term investments with an original maturity of 90 days or less to be cash and cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising Costs

Advertising costs are charged to expense as incurred. Advertising expense for the year ended December 31, 2010 was $11,075.

NOTE A – SUMMARIES OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED

Income Taxes

The Company with the consent of its stockholder has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under this election, the individual stockholder is taxed on the Company's taxable income (loss). Therefore, no provision for Federal or state income taxes has been included in the financial statements.

The Company adopted the provisions of FASB ASC 740 effective January 1, 2009. The adoption of FASB ASC 740 did not have a material impact on the Company's financial statements.

Fair Value of Financial Instruments

The carrying amounts of financial instruments including cash and cash equivalents, commissions receivable, and commissions payable. The recorded values of cash and cash equivalents, commissions receivable, and commissions payable approximate their fair value as of December 31, 2010, because of the relatively short maturity of these instruments.

Subsequent Events

Management has evaluated subsequent events through February 21, 2011, which was the date the financial statements were available to be issued.

NOTE B – NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010, the Company had a net capital of $508,790, which was $408,790 in excess of its required net capital of $100,000; and aggregate indebtedness of $442,100. The Company's ration of aggregate indebtedness to net capital was .87 to 1.

NOTE C – RELATED PARTY TRANSACTIONS

The company leases office space in Tampa, Florida from an entity which is 50% owned by the Company's shareholder. In January 2011, the Company renewed the lease for office space for a period of 36 months ending in December 2013. Minimum monthly payments are $10,833 in 2011, $11,375 in 2012, and $11,944 in 2013.

The future rent payments under this related party at December 31, 2010 are as follows:

Year Ended December 31,		
2011	$	130,000
2012		136,500
2013		143,325
	$	409,825

NOTE D – OPERATING LEASES

In 2008, the Company entered into leases for two company vehicles. The leases have terms of 38 months and end in 2011. The total lease payments, including applicable sales tax, are $10,628 in 2011:

NOTE E – FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the Company's activities may expose the Company to the risks of loss in the event customers, other brokers and dealers, banks, depositories or clearing organizations are unable to fulfill contractual obligations. The Company monitors the credit standing of counter parties with whom it conducts business on a continuous basis.

NOTE F – COMMON STOCK

The Company is authorized to issue 100 shares of common stock with a par value of $12.902 of which 77.50 shares were issued and outstanding as of December 31, 2010. Distributions are payable when declared by the Board of Directors. During 2010, the Company paid a $255,000 distribution to its shareholder.

NOTE G – LEGAL MATTERS

From time to time, the Company may become involved in legal actions in the ordinary course of business. In the opinion of management, the ultimate resolution of any such legal proceedings will not have a material or adverse affect upon the Company's operations or financial position. The Company is currently involved in two legal matters which are both in discovery. The Company intends to vigorously defend itself in both cases.

NOTE H – PROFIT SHARING PLAN

The Company sponsors a 401(k) plan and a discretionary profit sharing plan for all eligible employees at least 21 years of age with at least one year of employment.

Participants may contribute a portion of their eligible compensation, up to 100%, to the 401(k) plan. The Company makes discretionary contributions up to a maximum of 100% match of the employees first 3% of compensation and a 50% match of the employees next 2% of compensation. The Company's matching contribution to the 401(k) plan was $39,156 for the year ended December 31, 2010. The profit sharing plan also allows the Company to make discretionary contributions which were $85,934 for year ended December 31, 2010. The participant and Company contributions to both plans are limited to amounts allowed under provisions of the Internal Revenue Code.

NOTE J - PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Depreciation is provided on the straight line method based on the estimated useful lives of the assets of 5 to 39 years.

Property and equipment consisted of the following at December 31, 2010:

Leasehold Improvements	$ 70,052
Computers	17,078
Other	4,225
Office furniture and equipment	94,470
	185,825
Less: accumulated depreciation	(67,854)
	$ 117,971

Baumann, Raymondo
& Company PA
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION

To the Board of Directors and Stockholder
J.W. Cole Financial, Inc.
Tampa, Florida

We have audited the accompanying financial statements of J.W. Cole Financial, Inc. (the "Company") for the year ended December 31, 2010. Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedules of Computations of Net Capital and Computation of Aggregate Indebtedness under Rule 15c3-1 of the Securities and Exchange Commission and the Reconciliation of Net Capital are presented for the purposes of additional analysis and are not a required part of the basic financial statements. The accompanying schedules are required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the testing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Baumann, Raymondo & Company, PA

BAUMANN, RAYMONDO & COMPANY, PA
Tampa, Florida
February 21, 2011

405 North Reo Street • Suite 200 • Tampa, FL 33609
(813) 288-8826 • Fax: (813) 288-8836 • Email: cpatpa@brcpaweb.com • Internet: www.brcpaweb.com

J.W. COLE FINANCIAL, INC.
COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2010

Net Capital		
Stockholder's Equity	$	717,227
Deductions - Non allowable assets:		
Property and equipment, net		117,971
Notes receivable		65,500
Deposits		11,200
Haircut pursuant to 15c3-1 (f)		13,766
Total deductions		208,437
Net capital		508,790
Net capital requirement		100,000
Excess net capital	$	408,790

J.W. COLE FINANCIAL, INC.
RECONCILIATION OF NET CAPITAL
PURSUSANT TO RULE 17a5(d)(4) OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2010

Net capital per respondents computation	$	726,973
Audit adjustments		9,746
Net adjustments		9,746
Net capital	$	717,227

J.W. COLE FINANCIAL, INC.
COMPUTATION OF AGGREGATE INDEBTEDNESS
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2010

Net capital per Schedule 1	$ 508,790
Total aggregate indebtedness per Statement of Financial Condition	$ 442,100
Percentage of aggregate indebtedness per Statement of Financial Condition	87%

J.W. COLE FINANCIAL, INC.
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2010

The Company had no subordinated claims as of December 31, 2010, or at any time during the year then ended.

Baumann, Raymondo
& Company PA
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors and Stockholder
J.W. Cole Financial, Inc.
Tampa, Florida

In planning and performing our audit of the financial statements of J.W. Cole Financial, Inc. (the "Company") for the year ended December 31, 2010 we considered its internal control structure in order to determine our auditing procedures for the purposes of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company, in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (11) and the procedures for determining compliance with the exemption provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System because the Company did not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system of internal accounting control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

405 North Reo Street • Suite 200 • Tampa, FL 33609
(813) 288-8826 • Fax: (813) 288-8836 • Email: cpatpa@brcpaweb.com • Internet: www.brcpaweb.com

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in condition or that the degree of compliance with them may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010 to meet the Commission's objectives.

This report is intended for the use of management of J.W. Cole Financial, Inc. and the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Baumann, Raymondo & Company, PA

BAUMANN, RAYMONDO & COMPANY, PA
Tampa, Florida
February 21, 2011

Baumann, Raymondo
& Company PA
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO THE SIPC ASSESSMENT RECONCILIATION

To the Board of Directors and Stockholder
J.W. Cole Financial, Inc.
Tampa, Florida

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2010, which were agreed to by J.W. Cole Financial, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating J. W. Cole Financial, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). J.W. Cole Financial, Inc.'s management is responsible for J.W. Cole Financial, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences other than identified reconciling items;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

405 North Reo Street • Suite 200 • Tampa, FL 33609
(813) 288-8826 • Fax: (813) 288-8836 • Email: cpatpa@brcpaweb.com • Internet: www.brcpaweb.com

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Baumann, Raymondo & Company, PA

BAUMANN, RAYMONDO & COMPANY, PA
Tampa Florida
February 21, 2011

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended Dec. 31, 20 10
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

J.W. Cole Financial, Inc.
6928 W. Linebaugh Ave. Ste. 101
Tampa, FL 33625
CRD # 065698

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Robert J. Wood (813) 935-6776

2. A. General Assessment (item 2e from page 2) $ 3,501

B. Less payment made with SIPC-6 filed (exclude interest) (1,703)
7-29-10
Date Paid

C. Less prior overpayment applied (-0-)

D. Assessment balance due or (overpayment) 1,798

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum -0-

F. Total assessment balance and interest due (or overpayment carried forward) $ 1,798

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1,798

H. Overpayment carried forward $(-0-)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

J.W. Cole Financial, Inc.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 16 day of Feb., 20 11.

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1-1, 2010
and ending 12-31, 2010
Eliminate cents

Item No.	Amount
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 13,812,799
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	-0-
(2) Net loss from principal transactions in securities in trading accounts.	-0-
(3) Net loss from principal transactions in commodities in trading accounts.	-0-
(4) Interest and dividend expense deducted in determining item 2a.	-0-
(5) Net loss from management of or participation in the underwriting or distribution of securities.	-0-
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	-0-
(7) Net loss from securities in investment accounts.	-0-
Total additions	-0-
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	12,335,218
(2) Revenues from commodity transactions.	-0-
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	-0-
(4) Reimbursements for postage in connection with proxy solicitation.	-0-
(5) Net gain from securities in investment accounts.	43,276
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	-0-
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	-0-
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	-0-
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ -0-	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 34,017	
Enter the greater of line (i) or (ii)	34,017
Total deductions	12,412,510
2d. SIPC Net Operating Revenues	$ 1,400,289
2e. General Assessment @ .0025	$ 3,501

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